UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                             SEC FILE NUMBER 0-17493
                            CUSIP NUMBER 681928 30 5

(Check One) | | Form 10-K   | | Form 20-F   | | Form 11-K   |X| Form 10-Q
| | Form N-SAR | | Form N-CSR

For the Period Ended December 31, 2005.

     | | Transition Report on Form 10-K
     | | Transition Report on Form 20-F
     | | Transition Report on Form 11-K
     | | Transition Report on Form 10-Q
     | | Transition Report on Form N-SAR

For the Transition Period Ended
                               -----------------

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

Full Name of Registrant:          OMNI U.S.A., INC.

Former Name if Applicable:        N/A

Address of Principal              2236 Rutherford Road, Suite 107
Executive Office:                 Carlsbad, California 92008

                                        PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) (i) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date.

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              PART III - NARRATIVE

      As the result of the registrant expending considerable time on the analysis and recordation of a recently completed reverse merger, the registrant is not able to file the unaudited financial statements for the quarter ended December 31, 2005 until the beginning of next week, and we believe that the subject Quarterly Report will be available for filing on or before February 21, 2006.

                          PART IV - OTHER INFORMATION

      (1) Name and address of person to contact in regard to this notification:

               Lowell W. Giffhorn, CFO
               2236 Rutherford Road, Suite 107
               Carlsbad, CA 92008
               Telephone:  (760) 929-7500

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 |X| Yes | | No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 | | Yes |X| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      OMNI U.S.A., INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: 02/14/06                   By/s/ LOWELL W. GIFFHORN
     -----------                     -------------------------------------
                                       Lowell W. Giffhorn
                                       CFO